UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	October 5, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Nash Finch Company
Full Name of Registrant

Former Name if Applicable

7600 France Avenue South
Address of Principal Executive Office (Street and Number)

Edina, Minnesota 55435
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

             On November 18, 2002, Nash Finch Company (the “Company”) issued a press release, which was subsequently filed with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Company’s Current Report on Form 8-K, announcing that it would not be filing on schedule its Quarterly Report on Form 10-Q for the quarterly period ended October 5, 2002 (the “Form 10-Q”) due to an internal review concerning the Company’s practices and procedures relating to certain promotional allowances.  The review is focused on how the Company assesses Count-Recount charges, which is also the subject of a previously announced informal inquiry being conducted by the SEC.  As a result of such internal review and informal inquiry, the Company is unable to finalize its financial statements and accordingly, the Company’s independent public accountants have not completed their review of the Company’s interim financial statements, as of October 5, 2002 and for the sixteen-week and forty-week periods then ended.  Accordingly, the Company is unable to file the Form 10-Q within the prescribed time period.  The Company will file the Form 10-Q at such time as the aforementioned interim review of financial statements has been completed.  The Company cannot state with certainty when this will be completed.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert B. Dimond	(952)	832-0534
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Part III above.

Nash Finch Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 20, 2002	By	/s/ Robert B. Dimond
		Name:	Robert B. Dimond
		Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).